UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Galectin Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

363225202

(CUSIP Number)

Richard E. Uihlein

12575 Uline Drive, Pleasant Prairie, WI 53158

262-612-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096 107

1.	Names of Reporting Persons Richard E. Uihlein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,588,242
	8.	Shared Voting Power 20,000
	9.	Sole Dispositive Power 2,588,242
	10.	Shared Dispositive Power 20,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,608,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.89%
14.	Type of Reporting Person (See Instructions) IN

Item 1	Security and Issuer

The class of security to which this statement relates is common stock, par value $0.001 per share of the Company (“Common Stock”), which is organized under the laws of the State of Nevada. The address of the principal executive office of the Company is 960 Peachtree Industrial Boulevard, Ste 240 Norcross, Georgia 30071.

Item 2	Identity and Background

(a) – (c), (f) This statement is being filed by Richard E. Uihlein, a 5% shareholder of the Issuer, with a business address at 12575 Uline Drive, Pleasant Prairie, WI 53158. Mr. Uihlein is a citizen of the United States.

(d) – (e) During the last five years, Mr. Uihlein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Shares was derived from Mr. Uihlein’s personal funds.

Item 4	Purpose of Transaction

The Shares were acquired for investment purposes and were not acquired with the purpose or effect of changing or influencing control of the Company.

Item 5.	Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Reporting Person beneficially owned an aggregate of 2,608,242 shares of Common Stock, constituting approximately 7.89% of the shares of common stock outstanding, which includes (i) 2,504,909 shares of Common Stock held directly by the Reporting Person, (ii) 83,333 shares of Common Stock that the Reporting Person may obtain upon conversion of 8.3333 shares of the Company’s Series C Super Dividend Preferred Stock and (iii) 20,000 shares of Common Stock held by the Ed Uihlein Family Foundation, for which the Reporting Person is a director and president.

(b) The Reporting Person has:

Sole power to vote or to direct vote: 2,588,242 shares (1)

Shared power to vote or to direct the vote: 20,000 shares (2)

Sole power to dispose or to direct the disposition of: 2,588,242 shares (1)

Shared power to dispose or to direct the disposition of: 20,000 shares (2)

(1) represents (i) 2,504,909 shares of Common Stock held directly by the Reporting Person and (ii) 83,333 shares of Common Stock that the Reporting Person may obtain upon conversion of 500,000 shares of the Company’s Series C Super Dividend Preferred Stock.

(2) represents 20,000 shares of Common Stock held by the Ed Uihlein Family Foundation, for which the Reporting Person is a director and president.

(c) On December 22, 2016, the Reporting Person entered into Subscription Agreement (the “Subscription Agreement”) with the issuer to purchase 1,954,939 shares of Common Stock and warrants to purchase 1,466,204 shares of Common Stock with an exercise price of $5.00 per share for an aggregate purchase price of $2,000,000, or $1.02305 per share of Common Stock.

(d) Not Applicable

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 1, 2, 3, and 4 above is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Form of Subscription Agreement

Exhibit B – Form of Warrant

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2017
DATE

/s/ Richard E. Uihlein
Richard E. Uihlein

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